15047397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **United First Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 22 Heron Tower 110 Bishopsgate
(No. and Street)

London (City) (State) **EC2N 4AY** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Sinnott **212-266-5650**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *of individual, state last, first, middle name*)

517 Route 1, Suite 1403	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas P. Sinnott, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of United First Partners LLC, as of December 31, 2014, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas P. Sinnott
Signature

Financial and Operations Principal
Title

Steven Ross Frank
Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FIRST PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

UNITED FIRST PARTNERS LLC

CONTENTS

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
United First Partners LLC

We have audited the accompanying statement of financial condition of United First Partners LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of United First Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United First Partners LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information presented by United First Partners LLC as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of United First Partners LLC's financial statements. The Supplemental Information is the responsibility of United First Partners LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2014
ASSETS	
Cash and Cash equivalents	$ 1,658,764
Restricted cash	204,211
Property and equipment (net of accumulated depreciation of $358,681)	271,861
Due from affiliates	105,703
Commissions receivable	238,530
Other assets	57,924
Total assets	$ 2,536,993
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 732,043
Due to affiliates	358,944
Total liabilities	1,090,987
Member's equity	1,446,006
Total liabilities and member's equity	$ 2,536,993

UNITED FIRST PARTNERS LLC

STATEMENT OF OPERATIONS

	For the Year Ended December31,2014
Revenues	
Commissions	$ 9,333,594
Interest income	631
Other Income	467,296
Total Income	9,801,521
Expenses	
Research fees	4,372,535
Occupancy and equipment costs	498,641
Brokerage Commissions and fees	986,640
Margin interest	16,926
Commission fees- related party	1,437,598
Professional fees	78,117
Employee compensation and benefits	2,663,882
Regulatory fees	50,523
Travel and entertainment	86,951
Office and other expenses	324,852
Total expenses	10,516,665
Net loss	$ (715,144)

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2014

Member's equity, beginning of Year	$	1,621,150
Contributions	$	540,000
Net loss		(715,144)
Member's equity, end of Year	$	1,446,006

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash flows from operating activities		
Net loss		$ (715,144)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Property and equipment depreciation		141,438
Other Income	(299,309)	
Changes in assets and liabilities:		
Restricted cash		(408)
Due from affiliates		(67,763)
Commissions receivable		(47,442)
Other Assets		(9,765)
Accounts payable and accrued expenses		233,416
Due to affiliates		(456,822)
Net cash used by operating activities		(1,221,799)
Cash flows used in investing activity		
Purchase of property and equipment		(19,078)
Cash flows provided by financing activities		
Capital Contributed		540,000
Net change in cash		(700,877)
Cash, beginning of Year		2,359,641
Cash, end of Year		$ 1,658,764
Supplemental Information		
Cash Paid for Interest		$16,926

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis. The Company does not hold any customer funds or safe keep customer securities. The Company's broker dealer activity consists primarily of selling foreign corporate equity securities, foreign debt securities and U.S. equity securities. The Company commenced its broker dealer operations on August 28, 2012.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for standby letters of credit.
See Note 6.

Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2014, the Company's tax returns for tax years 2011 to 2014 are subject to examination by the tax authorities.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to capitalized start-up costs, depreciation, and net operating losses for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2014, the Company's deferred tax asset is as follows:

Deferred Tax Asset	$ 393,000
Valuation Allowance	(393,000)
	$ –

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes and Deferred Income Taxes (Continued)

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rate. Gains and losses resulting from foreign currency transactions, which are translated at the transaction date, are included in net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

Leasehold improvements	$ 333,254
Furniture and fixtures	128,861
Office equipment	168,427
	630,542
Less: Accumulated depreciation and amortization	(358,681)
	$ 271,861

Depreciation expense for the year ended December 31, 2014 was $141,438

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2014, the Company has net capital of $734,466, which was $484,466 in excess of its required net capital of $250,000.

5. Operating Leases

Effective March 26, 2012, the Company entered into a lease agreement to lease office space in New York City that expires on September 30, 2017. The average monthly lease payment including escalation charges in 2014 was $29,340. The Company recognizes rent on a straight line basis.

Future minimum lease payments under the leases are as follows:

2015	356.308
2016	358,844
2017	270,718
	$ 985,870

6. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $204,211 to guarantee payment of its leased office space. The Company has pledged deposits of $204,211 as collateral. As of December 31, 2014, no amounts were drawn on the letters of credit.

7. Related Party Transactions

As of December 31, 2014, related party amounts are as follows:

Due from Schneider Trading Associates	$	74,203
Due from Officer		31,500
	$	105,703

:

Due to Schneider Trading Associates	$	51,974
Due to UFP Research SA		241,167
Due to UFP LLP		65,803
	$	358,944

United First Partners, LLC has entered into a profit-sharing agreement with Schneider Trading Associates Limited (STA), Goldman Sachs International and Goldman Sachs Execution & Clearing LP, whereby Schneider Trading Associates Limited has deposited a sum of $2,000,000 with Goldman Sachs International as pre-margin funding in relation to trading activities conducted by Schneider Trading Associates Limited with Goldman Sachs International and by United First Partners, LLC with Goldman Sachs Execution & Clearing LP. $1,000,000 of the pre-funding margin can be relied upon by Goldman Sachs Execution & Clearing LP in respect of transactions executed by United First Partners, LLC, although the sum of approximately $500,000 is currently physically held by Goldman Sachs Execution & Clearing LP. Schneider Trading Associates Limited entered into this agreement due to its relationship with United First Partners, LLC's sister company in the UK, United First Partners, LLP. The agreement can be terminated by giving six months notice by either party.

Under the terms of the agreement, the Company pays a five percent profit share to STA based upon gross commissions for equity transactions, less certain clearing fees, earned by the Company. For the year ended December 31, 2014, the Company paid approximately $386,000 to STA. Additionally, the Company paid option commissions of approximately $191,000 and approximately $352,000 for trading software, data lines, and computer services.

Pursuant to an agreement with UFP Research SA, UFP Research SA provides stock and financial research analysis to the Company. These services are billed to the Company on a monthly basis. Either party can terminate the agreement by giving the other party 60 days notice or if there is a bankruptcy, liquidation, or dissolution of either party. Research expense under this agreement for 2014 totaled $4,372,535.

Pursuant to an agreement with United First Partners Holdings LLC effective July 1, 2014, the Company will pay on a monthly basis $36,000 for management fees. For 2014, under this agreement, management fees totaled $216,000.

Pursuant to an agreement with UFP LLP, the Company will pay UFP LLP a monthly charge for compliance services of $4000 per month increasing to $8000 per month effective August1, 2014. For 2014, under this agreement the Company incurred expenses of $68,000.

During the year ended December 31, 2014, the Company, through mutual agreement, settled amounts due to Schneider Trading Associates for less than carrying value. As a result a gain of approximately $300,000 is included in other income in the accompanying Statement of Operations.

8. Unit Grant Agreement

Under the terms of a Unit Grant Agreement, an employee was granted 100,000 Class B units (Units). 25,000 units were vested. The employee vests in the units over a 5 year period beginning in 2012. The value of the units is based upon the profitability of the Company and other criterion. At December 31, 2014, the units have no value.

9. Due from Broker

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted and held with the Company's broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties. Cash denominated in foreign currencies are: Long positions: British pounds 2,724, Japanese yen 88, Euro 15,998, Short Positions: Canadian dollar 162, Swiss Franc 29, translated to $15,524 US Dollars is carried at the Company's broker. At December 31, 2014, $878,201 was due from broker.

10. Regulatory Actions

In July, 2013, FINRA began an investigation into a complaint regarding certain transactions at the Company. The Company has responded to documentation requests from FINRA. The investigation, as of date of this report, is still open. The probability and potential effect of an adverse outcome on the Company's financial condition and results of operations cannot be determined at the report date.

UNITED FIRST PARTNERS LLC

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2014
Total member's equity		$ 1,446,006
Deductions		
Non-allowable assets:		
Restricted cash	204,211	
Property and equipment	271,861	
Due from affiliates	105,703	
Other assets	57,924	
Non-allowable commissions receivable	58,363	
CRD balance	3,315	
Total non-allowable assets		701,377
Net capital before haircut on foreign currencies		744,629
Haircut on foreign currencies		9,883
Net capital		$ 734,746
Computation of alternative net capital requirement		
2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the net capital computation		
Minimum dollar net capital requirement		250,000
Net capital requirement - greater of 2% of aggregate debit items or minimum dollar amounts		250,000
Excess net capital		$ 484,746
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirement		$ 434,746
Percentage of net capital to aggregate debits		-

Reconciliation with the Company's Net Capital Computation included in Part II of Form 17 X-17A-5

Net capital presented -Form X-17A-5, Part II filing as of December 31, 2014	**$798,109**
Net capital as calculated above..	**$734,746**
Difference Non- allowable commissions receivable as per above................	**$ 58,363**

SCHEDULE II - STATEMENT REGARDING EXEMPTION FROM THE RESERVE REQUIREMENT UNDER RULE 15 c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not affect transactions for customers, as defined in Rule 15c3-3. Accordingly, the Company is exempt from the requirements of that Rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets.

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
United First Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) United First Partners LLC identified the following provision of 17 C.F.R. § 15c3-3 (k) under which United First Partners LLC claimed an exemption from 17C.F.R. § 240.15c3-3: *(2)(i)*, (the "exemption provision") and (2) United First Partners LLC stated that United First Partners LLC met the identified exemption provision throughout the most recent fiscal year without exception. United First Partners LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about United First Partners LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

United First Partners

United First Partners LLC
Eleven Times Square
16th Floor
New York
NY 10036

RULE 15c3-3 EXEMPTION REPORT
FOR YEAR ENDED DECEMBER 31, 2014

In accordance with the FINRA Membership Agreement applicable to United First Partners LLC ("UFP"), it is designated to operate under the exemptive provision of paragraph (k)(2)(i). UFP does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of UFP, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Thomas P. Sinnott

Thomas P. Sinnott
Financial and Operations Principal / Compliance Officer
On behalf of Stephane Mardel, CEO

UNITED FIRST PARTNERS LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2014

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
UNITED FIRST PARTNERS LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by United First Partners LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating United First Partners LLC's compliance with the applicable instructions of Form SIPC-7. United First Partners LLC's management is responsible for United First Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as applicable, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, as applicable, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 27, 2015

United First Partners LLC
Schedule of Securities Investor Protection
Corporation Assessment and Payments
(Form SIPC-7)
For the year ended December 31, 2014

	Date paid or Filed	Payments Made	Annual Assessment
SIPC-6 general assessment for the first half of the year ended December 31, 2014	July 28, 2014	$8,675.11	$-
SPIC-7 general assessment for the year ended December 31, 2014	February 23, 2015	$13,233.77	21,908.88
			$21,908.88
		$21,908.88	$21,908.88

Name of collection agent: Financial Industry Regulatory Authority

See Accompanying Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Schedule of Assessment and Payments (Form SIPC-7)